EXHIBIT 5





         NEWS RELEASE
         EATON CORPORATION
         Eaton Center
         Cleveland, OH  44114-2584
         216/523-5000

         DATE      March 18, 1996

         CONTACT   Renald M. Romain (216) 523-4736   - Media
                   William E. Hartman (216) 523-4501 - Financial
                   Community

         FOR RELEASE    IMMEDIATELY


         EATON CORPORATION ANNOUNCES TENDER OFFER FOR CAPCO

         CLEVELAND, OH....Eaton Corporation announced today that it will be commencing a cash tender offer at a price of $11 per share for all of the outstanding shares of common stock, and the associated preferred stock purchase rights, of CAPCO
         Automotive Products Corporation. In addition, Eaton also said that after consummation of the tender offer it intends to acquire any remaining CAPCO shares in a cash merger at the same price as paid in the tender offer.

         Eaton Corporation is a global manufacturer of highly engineered products which serve vehicle, industrial, construction, commercial and aerospace markets. Principal products include truck transmissions and axles, engine components, hydraulic products, electrical power distribution and control equipment, ion implanters and a wide variety of controls. Headquartered in Cleveland, the company has 52,000 employees and 150 manufacturing sites in 23 countries around the world. Sales for 1995 were $6.8 billion.